FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                           REPORT OF FOREIGN ISSUER


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                          For the month of May, 2007


                                 UNILEVER N.V.
                (Translation of registrant's name into English)

     WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 99 attached hereto is incorporated herein by reference.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                          UNILEVER N.V.

                                                         /S/ K. VAN DER GRAAF
                                                         By  K. VAN DER GRAAF
                                                             DIRECTOR



                                                        /S/ R. KUGLER
                                                        By  R. KUGLER
                                                            DIRECTOR


Date:May 29, 2007

                            EXHIBIT INDEX
                            -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION

99 Notice to Euronext, Amsterdam dated 29 May, 2007 Deed of Amendment of the Articles of Association of Unilever N.V.

Exhibit 99


                                                                   version dated
                                                                  28-3/16-5-2007
                                                                        BSVJS/CG
                                                        F:\mail\74581570_bue.doc


                             UNOFFICIAL TRANSLATION
                        DEED OF AMENDMENT OF THE ARTICLES
                                OF ASSOCIATION OF
                                  UNILEVER N.V.


On the sixteenth day of May two thousand and seven appears before me, Johannes Daniel Maria Schoonbrood, notaris (civil-law notary) practising in Amsterdam:
Bart Sicco Veldkamp, kandidaat-notaris (candidate civil-law notary), employed by De Brauw Blackstone Westbroek N.V., a limited liability company, with corporate seat in The Hague, with address at: 2596 AL The Hague, the Netherlands, Zuid-Hollandlaan 7, at the office in Amsterdam, born in Haarlem on the twenty-sixth day of December nineteen hundred and fifty-eight.

The person appearing declares that on the fifteenth day of May two thousand and seven the general meeting of shareholders of Unilever N.V., a limited liability company, with corporate seat in Rotterdam and address at: 3013 AL Rotterdam, Weena 455, resolved to amend the articles of association of this company and to authorise the person appearing to execute this deed.

Pursuant to those resolutions the person appearing declares that he amends the company's articles of association such that these shall read in full as follows

                            ARTICLES OF ASSOCIATION:
Section I

Name and registered office.

Article 1.

The name of the Company is Unilever N.V. and its registered office is situated in Rotterdam. Objects.

Article 2.

The objects for which the Company is established are to acquire interests in companies and business enterprises and to manage and finance companies and business enterprises regardless whether these are group companies and to do all things which, directly or indirectly, may be deemed to be incidental or conducive thereto in the widest sense, including especially the carrying out of an agreement between the Company (then named Lever Brothers & Unilever N.V.) and Lever Brothers & Unilever Limited (now named Unilever PLC) - an English company with objects similar to those of Unilever N.V. - entered into on the twenty-eighth day of June nineteen hundred and forty-six, which reaffirmed an agreement dated the thirty-first day of December nineteen hundred and thirty-seven concluded by the same parties and identical in its operative provisions, and which was modified on the twentieth day of July nineteen hundred and fifty-one and on the twenty-first day of December nineteen hundred and eighty-one and on the fifteenth day of May two thousand and six.

Definitions.

Article 3.

In these Articles of Association the following terms shall have the following meaning:

addition:                          an alteration to the share register referred
                                   to in Article 11, paragraph 5;

affiliated institution:            an affiliated institution as meant in the Act
                                   on securities transactions by giro;

Board of Directors:                the board of directors of the Company;
booking:                           a record in the share register referred to in
                                   Article 11, paragraph 1, to the extent that it relates to one or more shares for which no share certificates are outstanding;

central institute:                 the central institute as meant in the Act on
                                   securities transactions by giro;

collective depot:                  a collective depot as meant in the Act on
                                   securities transactions by giro involving shares of a particular class of shares;

Company: Unilever N.V. incorporated on the ninth day of November nineteen hundred and twenty-seven;

deletion:                          an alteration to the share register referred
                                   to in Article 11, paragraph 5;

depositary receipt for a           depositary receipt for a share in the capital
                                   of the Company issued

share:                             with the co-operation of the Company;

entry:                             an entry in the share register referred to in
                                   Article 11, paragraph 1, to the extent that it relates to one or more shares for which share certificates are outstanding;

Euronext:                          the stock exchange of Euronext Amsterdam N.V.

Executive Director:                a member of the Board of Directors referred
                                   to in Article 19 hereof;

General Meeting:                   the corporate body the general meeting of
                                   shareholders or a meeting of such corporate body;

giro depot:                        the giro depot as meant in the Act on
                                   securities transactions by giro involving shares of a particular class of shares;

Group Chief Executive:             the Group Chief Executive referred to in
                                   article 19, paragraph 4;

holder of a depositary             a holder of a depositary receipt for a share
receipt for a share:               in the capital of the Company issued with the
                                   co-operation of the Company or a person to whom by law the same rights are attributed vis-a-vis the Company as those which are attributed to a holder of a depositary receipt for a share;

law:                               the law of the Netherlands;

Non-Executive Director:            a member of the Board of Directors referred
                                   to in Article 19 hereof;

participant:                       a participant as meant in the Act on
                                   securities transactions by giro;

person:                            a natural person or a legal entity;

person authorised to attend        (a) a shareholder entitled to vote, which
and to vote at a General           also includes a participant, (b) a holder of
Meeting:                           a right of usufruct or a right of pledge, who
                                   is entitled to the voting right attached to the share which is subject to the right of usufruct or the right of pledge and (c) such other persons referred to in Article 29, paragraph 1;

person authorised to attend        (a) a shareholder, which also includes a
a General Meeting:                 participant, (b) a holder of a depositary
                                   receipt for a share, and (c) a holder of a right of usufruct or a right of pledge, but excluding the holder of such right in respect of a share of which the voting right vests in the holder of such share and in respect of whom at the time that the right of usufruct or the right of pledge was granted the rights which by law are conferred upon holders of depositary receipts for shares issued with the co-operation of a company were withheld and (d) such other persons referred to in
                                   Article 29 paragraphs 1 and 2;

Scrip: a fractional share referred to in Article 46, paragraph 1;

Secretary:                         a Secretary of the Company referred to in
                                   Article 25;

shareholder:                       a holder of a share in the capital of the
                                   Company or the joint holders of a share
                                   referred to in Article 8, paragraph 2;

share certificate:                 a certificate of a share, a certificate of
                                   more than one share and a certificate of a fractional share;

statutory regulations:             regulations by or pursuant to the law of the
                                   Netherlands;

4% cumpref:                        a share of the class of shares as defined in
                                   Article 4, paragraph 1;

6% cumpref:                        a share of the class of shares as defined in
                                   Article 4, paragraph 1;

7% cumpref:                        a share of the class of shares as defined in
                                   Article 4, paragraph 1.

Section II

Capital and division into shares.
Article 4.

4.1. The authorised capital of the Company is six hundred thirty-one million thirty thousand three hundred and eighteen euro (EUR 631,030,318) divided into: seventy-five thousand (75,000) seven per cent cumulative preference shares of four hundred and twenty-eight euro and fifty-seven eurocent (EUR 428.57) each, (the "7% cumprefs"); two hundred thousand (200,000) six per cent cumulative preference shares of four hundred and twenty-eight euro and fifty-seven eurocent (EUR 428.57) each, (the "6% cumprefs"); seven hundred and fifty thousand (750,000) four per cent cumulative preference shares of forty-two euro and eighty-six eurocent (EUR 42.86) each, (the "4% cumprefs"); two thousand four hundred (2,400) ordinary shares of four hundred and twenty-eight euro and fifty-seven eurocent (EUR 428.57) each; and three billion (3,000,000,000) ordinary shares of sixteen eurocent (EUR 0.16) each.

4.2. The Company may issue shares not yet issued only pursuant to a resolution of the General Meeting or of another corporate body designated for such purpose by a resolution of the General Meeting. The issue shall be made with due regard to the statutory regulations applicable thereto and, where the authority to resolve thereon is vested in a corporate body other than the Board of Directors, not otherwise than in accordance with a proposal to such effect by the Board of Directors. The provisions of this paragraph shall apply correspondingly to the granting of rights to subscribe for shares, but shall not apply to the issue of shares to a person who is exercising a previously acquired right to subscribe for shares.

Reduction of capital.
Article 5.

5.1. Subject as hereinafter provided the Company may at any time repay the nominal value of the 4% cumprefs, either in whole or in part, subject to the statutory regulations applicable to reduction of the issued capital. In the event of a repayment in full a payment will also be made of an amount equal to the difference between (a) the original nominal value of the preference shares concerned in Dutch guilder at the time of issue of those shares and (b) the nominal value set at the euro conversion of those shares, which difference has been added to the non-distributable reserve as meant in section 2:67a, paragraph 3 of the Civil Code at the occasion of the euro conversion. For the purposes of this calculation, the nominal value originally in Dutch guilder will be converted into euro at the official conversion rate.

5.2. If repayment in part be resolved upon, the shares to be repaid shall be ascertained by drawings.

5.3. Repayment shall not take place so long as any dividend on any preference shares is in arrear.

Repurchase of shares.

Article 6.

6.1. The Company may acquire fully paid ordinary and preference shares in its capital as well as depositary receipts for shares also otherwise than for no consideration, subject to the statutory regulations applicable thereto.

6.2. The Company may, without authorisation of the General Meeting, acquire shares in its capital or depositary receipts for shares for the purpose of transferring such to employees in the service of the Company or of a group company by virtue of an arrangement applicable to them. These shares and depositary receipts have to be included in the price list of a stock exchange.

Section III

Shares in the giro system; collective depot; giro depot; fractional shares; share register and share certificates.

Article 7.

7.1. The ordinary shares of four hundred and twenty-eight euro and fifty-seven eurocent (EUR 428.57) each are numbered 1 to 2,400 inclusive. The other ordinary shares are numbered from 2,401 onwards, without prejudice to the provisions of Article 9 and Article 11 hereof, regarding the numbering of share certificates and of bookings in the share register respectively. The classes of preference shares are numbered from 1 onwards and carry an indication of their class (4%, 6% and 7%, respectively).

7.2. All shares shall be in registered form.

7.3. When a share is issued, the transfer for the purpose of incorporation of that share in the giro depot or a collective depot for the respective class of shares can be effected by the Company without the cooperation of the other affiliated institutions and the other participants in the collective depot. For that purpose it is sufficient that the Company enters the share of that class of shares in the share register in the name of the central institute or the affiliated institution, as the case may be, thereby stating the fact that the share has become part of the giro depot or the respective collective depot for that class of shares, as the case may be, and the other information meant in Article 11, paragraph 2, and the central institute or the affiliated institution, as the case may be, accepts the transfer. The ordinary shares numbered 1 to 2,400 inclusive cannot be transferred for the purpose of incorporation in a collective depot or the giro depot.

7.4. If a share is transferred for the purpose of incorporation in a collective depot, the transfer shall be accepted by the relevant affiliated institution. If a share is transferred for incorporation in the giro depot, the central institute shall accept the transfer. The transfer of a share for which a share certificate has been issued for the purpose of incorporation in a collective depot or the giro depot, can only be effected provided the share certificate has been delivered to the Company for the purpose of cancellation. The transfer and acceptance may take place without cooperation of the other participants in the collective depot and without the cooperation of other affiliated institutions.

7.5. The Company may pursuant to a resolution of the Board of Directors preclude delivery of shares within the meaning of section 26 of the Act on securities transactions by giro. The resolution to that effect may not be invoked against a participant until six months after publication of the resolution in at least one national newspaper. The Company may revoke the resolution by way of a resolution of the Board of Directors. In such a case, delivery may take place from the day following that of the announcement of that resolution in at least one national newspaper.

7.6. An affiliated institution may transfer shares for the purpose of incorporation into the giro depot and, to the extent that delivery has not been precluded, deliver shares from a collective depot without the cooperation of the other participants. The central institute may, to the extent that delivery has not been precluded, deliver shares from the giro depot for incorporation in a collective depot without the cooperation of the other participants.

7.7. The Board of Directors may split shares into fractional shares. Fractional shares of the same class, together representing the nominal amount of a share of that class, may be combined into one share by the Board of Directors at the request of the holder of such fractional shares. The provisions of these Articles of Association relating to shares, share certificates and shareholders shall also apply to fractional shares, fractional share certificates and holders of fractional shares, save in so far as the contrary is expressed or follows from the meaning of the relevant provision.

Community of property of shares or depositary receipts for shares.

Article 8.

8.1. If shares or depositary receipts for shares form part of a community of property other than a community of property resulting from the application of the Act on securities transactions by giro, the Company is entitled to admit one person only, designated in writing by the joint participants in that other community of property, to exercise the rights attached to such shares or depositary receipts, except where otherwise provided by law or these Articles of Association. The joint participants in that other community of property may also designate more than one person. If that other community of property comprises shares, the joint participants in that other community of property may determine at the time of the designation of the representative or thereafter - but only unanimously - that, if a joint participant in that other community of property so wishes, a number of votes corresponding to his interest in that other community of property will be cast in accordance with his instructions.

The Company shall record these instructions in the share register referred to in Article 11 hereof.

8.2. If in respect of a share the shareholder rights vest in more than one person, then in these Articles of Association, notwithstanding the provisions of the first paragraph, "shareholder" shall mean the joint holders of that share. Furthermore, when mentioning is made of a request or any other action by a shareholder, these Articles of Association shall refer to the corresponding action of a person, who is authorised to perform that action on behalf of the shareholder or pursuant to his own right to perform that action, except where otherwise provided by law or these Articles of Association. What has been provided above, shall correspondingly apply to depositary receipts for shares issued with the co-operation of the Company.

Share certificates.

Article 9.

9.1. In respect of ordinary shares of sixteen eurocent (EUR 0.16) not being shares registered in the name of the central institute or an affiliated institution, at the request of the shareholder, registered share certificates can be issued to shareholders in addition to a booking, but only if the Board of Directors honours this request in view of stock exchange regulations applicable abroad or customary foreign stock exchange practice. The share certificates shall be obtainable for single shares and also for as many shares as the Board of Directors may direct.

9.2. The registered share certificates shall be obtainable in the form of a mantle without dividend coupons.

9.3. The share certificates shall each bear a number to distinguish share certificates.

9.4. The mantles of the share certificates shall be signed on or before issue by two members of the Board of Directors or by a member of the Board of Directors and a Secretary. The date of signing shall be shown against the signatures. Furthermore share certificates shall be countersigned by one or more persons designated by the Board of Directors for that purpose.

9.5. The form and text of the share certificates shall be determined by the Board of Directors with due regard to the provisions of the preceding paragraphs hereof.

9.6. Without prejudice to the provisions of Article 10 hereof, a share certificate or a part thereof may be cancelled only if surrendered to the Company for cancellation or if it relates to a share cancelled with due regard to the statutory regulations. Cancellation shall be effected by or by virtue of a resolution of the Board of Directors.

Duplicate share certificates.

Article 10.

10.1.Without prejudice to the provisions of the law the Board of Directors may, to replace any share certificate lost, mislaid or damaged, issue in place thereof, subject to such conditions and on such security being given as the Board of Directors shall deem necessary, either a new share certificate, or a duplicate bearing the same number as the document which it replaces and showing clearly that it is a duplicate.

10.2.At the time of issue of such new document or duplicate the document which it replaces shall become null and void.

10.3.Any expenses incurred in complying with the conditions stipulated by the Board of Directors and in issuing the new document or duplicate may be charged to the applicant.

Share register.

Article 11.

11.1.By or on behalf of the Company a register shall be kept which shall record for each shareholder not being a participant, his name, the address to which he wishes any communications or documents relating to his share to be sent and, in the case of shares for which share certificates are outstanding, the number of such share certificate. Entries and bookings shall be recorded separately even though they concern one and the same shareholder.

11.2.In  the  event  that  shares  have  been   transferred  to  an  affiliated
     institution for the purpose of incorporation in a collective depot or to the central institute for the purpose of incorporation in the giro depot, the name and address of the affiliated institution or the central institute, as the case may be, shall be entered in the register, together with the date on which the shares have been incorporated in a collective depot or the giro depot, as the case may be, as well as the date of acknowledgement or service of transfer.

11.3.The register mentioned in paragraph 1 may consist of several parts, and it may be kept either wholly or partly, in more than one original copy and in more than one place, at the Board of Directors' discretion. The form and contents of the share register and the particulars to be recorded therein shall be determined by the Board of Directors with due regard to the provisions of this Article and the relevant statutory regulations. The Board of Directors may determine that the records shall vary according to whether they relate to entries in respect of shares for which share certificates have been issued, or to bookings.

11.4.Where particulars of an entry or booking or any alteration therein are recorded at the shareholder's request, the Board of Directors may stipulate that such request shall be made in writing and be duly signed by the shareholder.

11.5.Each booking shall relate to one class of shares only. It shall be given a number or a letter or letters together with a number, and it shall record for each shareholder the number and class of shares held by him and, besides the particulars mentioned in paragraph 1 hereof, the way in which he wishes payment to be made of dividends and any other cash distributions due to him on such shares. With due observance of the provisions of Article 41 payment shall be made into a bank account in the Netherlands, unless the Board of Directors at the shareholder's request allows payment to be effected otherwise.

11.6.If there is any alteration in any of the particulars recorded in a booking, such alteration shall be recorded against the booking in the share register.

11.7.Every initial booking and every addition or deletion shall show the date on which it is recorded in the register and shall be certified by means of the signatures of a member of the Board of Directors and of a Secretary. The Board of Directors may decide that the signature of a member of the Board of Directors or of a Secretary or of both may be substituted by the signature of persons specially authorised for that purpose by the Board of Directors, provided always that every booking, addition or deletion shall in all cases be certified by means of two different signatures.

11.8.The Company shall have discharged its obligations  arising from the rights attached to a registered share if, in fulfilment thereof, it relies on the particulars recorded in the share register in accordance with the provisions of the preceding paragraphs hereof and of Article 8 hereof and shall bear no responsibility for acts as referred to in this Article and in Articles 8, 12, 13 and 14 hereof which it performs at the request of a person whom it takes in good faith to be the person entitled to exercise the rights concerned or his representative. The Company shall not be obliged to examine the authenticity of signatures, power of disposition, power of representation or capacity to act, unless in the circumstances of the case failure to do so would be considered to be gross negligence on the part of the Company.

Exchange of registered share certificates.

Article 12.

12.1.If the holder of one or more registered share certificates lodging these with the Company for cancellation so requests then, subject to the provisions of Articles 7 and 9 hereof and any directions given by virtue thereof, he shall instead of such share certificates and for the same total nominal amount have issued to him one or more new share certificates, each for as many shares as he requests and/or have a new booking or addition, as mentioned in Article 11 hereof, recorded in his name in the share register.

12.2.If a shareholder in whose name a booking has been recorded so requests then, subject to the provisions of Articles 7 and 9 hereof and any directions given by virtue thereof, he shall instead of such booking and after deletion thereof, have issued to him one or more share certificates for the same total nominal amount, each for as many shares as he requests.

12.3.The Board of Directors may require a request as mentioned in this Article to be made on a form obtainable free of charge from the Company which shall be signed by the shareholder.

12.4.A request by a shareholder as mentioned in Article 11, paragraph 3 hereof or as mentioned in this Article, and the lodgment with the Company of a share certificate or of an instrument as referred to in Article 13, paragraph 3, hereof, shall be made at the place to be designated for this purpose by the Board of Directors. Different places may be designated for different classes of shares.

12.5.For each cancellation or issue of a share certificate pursuant to the provisions of this Article and of Article 13 hereof the Company shall be entitled, subject to the relevant statutory regulations, to charge a reasonable sum to the applicant.

12.6.The provisions of this Article are mutatis mutandis applicable to those who hold a right of usufruct or a right of pledge on one or more shares.

Section IV

Transfer of shares.

Article 13.

13.1.The following provisions shall apply to the transfer of a share, notwithstanding Article 7, paragraphs 3 up to and including 6.

13.2.The transfer of a share shall require an instrument intended for such purpose and, save when the Company itself is a party to such legal act, the written acknowledgement by the Company of the transfer. The acknowledgement shall be made in the instrument or by a dated statement on the instrument or on a copy or extract thereof mentioning the acknowledgement signed as a true copy by the notary or the transferor, or in the manner referred to in paragraph 3. Service of such instrument or such copy or extract on the Company shall be considered to have the same effect as an acknowledgement. The instrument may be placed on the reverse side of a share certificate. In the case of a transfer of shares not paid up in full, the acknowledgement may be made only if the instrument has a recorded, or otherwise fixed, date.

13.3.Where a share certificate has been issued for a share the surrender to the
     Company of the share certificate shall also be required for such transfer. Such requirement shall not apply if the share certificate has been lost, stolen or destroyed and cannot be replaced according to Article 10. If the share certificate is surrendered to the Company, the Company may acknowledge the transfer by making an annotation on such share certificate as proof of the acknowledgement or by replacing the surrendered certificate by a new share certificate registered in the name of the transferee with due observance of Article 9, paragraph 1.

13.4.After deletion of the existing booking in the share register an initial booking or an addition as referred to in Article 11 shall be recorded in the name of the person entitled to the share.

Additional transfer requirements.

Article 14.

14.1.The provisions of Article 13 hereof shall apply correspondingly to:

     a. the allocation of a share upon the division of any community of property;

     b. the creation and transfer of a right of usufruct or the creation of a right of pledge on a share. A pledge may also be established without an acknowledgement by or service on the Company. In that case section 3:239 of the Civil Code shall apply mutatis mutandis, whereby the acknowledgement by or service on the Company shall take the place of the notice referred to in paragraph 3 of that section.

14.2.The transfer of a share as a result of a foreclosure shall take place in accordance with the relevant statutory regulations in force, provided that if a share certificate for the share is outstanding the lodgment of the share certificate with the Company shall also be required for the transfer of ownership.

Section V

Special provisions relating to the ordinary shares numbered 1 to 2,400 inclusive.

Article 15.

15.1.Ordinary shares belonging to the series numbered 1 to 2,400 inclusive may be transferred by the holder only to one or more other holders of such shares numbered 1 to 2,400 inclusive.

15.2.The provisions of the preceding paragraph of this Article may be deviated from with the consent of all the holders of the ordinary shares numbered 1 to 2,400 inclusive, given unanimously at a meeting of such holders at which all such holders are present or represented.

15.3.Before acknowledgement of a transfer is effected, the Board of Directors shall ascertain that the provisions laid down for such transfer have been duly complied with.

Article 16.

16.1.On the death of a holder of any ordinary  share bearing one of the numbers
     1 to 2,400 inclusive - or on the dissolution of a partnership, association or company being a holder of such share - the heirs-at-law, legal successors or liquidators shall be bound, within three months at the latest after the date of such death or after the date of the resolution for such dissolution, to offer all the shares registered in the name of their legal predecessor or in the name of such partnership, association or company, successively and in such order as they may desire, to all the other holders of such shares at a price based on the price last quoted on Euronext for the ordinary shares of the Company prior to the date of the offer.

16.2.The heirs-at-law, legal successors or liquidators mentioned in the preceding paragraph shall, not later than three months after the date of the said death or resolution for dissolution, give notice thereof in writing to the Board of Directors, specifying the person or persons to whom, in accordance with the provisions aforesaid, they wish the transfer of the said shares numbered 1 to 2,400 inclusive, belonging to their legal predecessor or the partnership, association or company as the case may be to be effected, at the same time lodging with the Board of Directors an instrument of transfer of ownership, as mentioned in Article 13, paragraph 2 hereof.

16.3.The provisions of the foregoing paragraphs of this Article may be deviated from with the consent of all the holders of the ordinary shares numbered 1 to 2,400 inclusive, given unanimously at a meeting of such holders, at which all such holders are present or represented.

Article 17.

17.1.If the notice mentioned in the preceding Article hereof, together with the specification and the instrument have not been lodged with the Board of Directors within the period stated in the said Article, the Board of Directors shall notify the other holders of the ordinary shares numbered 1 to 2,400 inclusive accordingly, at the same time convening a meeting of the holders of such shares. This meeting shall then designate one or more holders of the said shares who are prepared to take over the shares in question, to whom the heirs-at-law, legal successors or liquidators concerned shall be bound to transfer such shares forthwith at a price based on the price last quoted on Euronext for the ordinary shares of the Company prior to the date of such designation.

17.2.The chairman of the said meeting shall have the designation mentioned in the preceding paragraph hereof communicated forthwith to the Board of Directors and the Board of Directors shall notify the heirs-at-law, legal successors or liquidators concerned accordingly within fourteen days after such meeting. 17.3. In the event of the heirs-at-law, legal successors or liquidators failing to transfer all the said shares registered in the name of their legal predecessor or in the name of the dissolved partnership, association or company, to the person or persons designated by the said meeting within fourteen days after notification of such designation to them, the Board of Directors may effect such transfer themselves by signing on their behalf an instrument as mentioned in Article 13, paragraph 2 hereof; such transfer shall be recorded at the same time in the share register mentioned in Article 11 hereof.

Article 18.

All announcements and communications required by the foregoing Articles of this Section shall be in writing.

Section VI

Management.

Article 19.

19.1.The management of the Company shall be conducted by a Board of Directors.

19.2.The Board of Directors shall consist of one or more Executive Directors and Non-Executive Directors.

19.3.Only natural persons can be Non-Executive Directors.

19.4.The Board of Directors shall determine the number of Executive Directors and the number of Non-Executive Directors. The Board of Directors may appoint one of the Executive Directors as Group Chief Executive for such period as the Board of Directors may decide.

19.5.The Executive Directors and Non-Executive Directors shall be appointed by the General Meeting in the manner provided in this paragraph. Members of the Board of Directors can only be nominated for appointment by the General
     Meeting:

     a.   on the proposal of the Board of Directors;

     b. on the proposal of one or more shareholders or holders of depositary receipts for shares who alone or together meet the requirements of
          Article 28, paragraph 5, provided (i) the proposal has been notified to the Board of Directors on a date not later than the sixtieth day before the day of the General Meeting and (ii) the person to be nominated has confirmed in writing that he accepts the nomination and is prepared to accept a nomination to be appointed as member of the "board of directors" of Unilever PLC.

          A resolution to appoint a member of the Board of Directors of the Company shall become effective (i) at the close of business of the General Meeting at which he was appointed provided that prior to that General Meeting he was appointed as a member of the "board of directors" of Unilever PLC at the corresponding general meeting of Unilever PLC or (ii) at the moment of his later appointment as a member of the "board of directors" of Unilever PLC at the corresponding general meeting of Unilever PLC, in which the corresponding general meeting of Unilever PLC shall mean the general meeting of shareholders of Unilever PLC which is closest in time to the relevant General Meeting of the Company or any adjournment of the corresponding general meeting of Unilever PLC; and provided that at least two persons will have been appointed as member of the Board of Directors of whom one will have been appointed as Executive Director of the Company and the other as Non-Executive Director of the Company.

          Pending one or more vacancies the Board of Directors remains properly constituted.

19.6.A  resolution  to appoint a member of the Board of  Directors in a General
     Meeting can only be validly taken in respect of a person nominated whose name was included in the agenda of such General Meeting or in the notes thereto.

19.7.The remuneration of the Executive Directors shall be determined by the Board of Directors.

19.8.Each of the Non-Executive Directors shall be paid a fee at such rate as may from time to time be determined by the Board of Directors provided that the aggregate of all fees so paid per annum to Non-Executive Directors shall not exceed the amount per annum decided by the General Meeting.

19.9.Unless Dutch law provides otherwise, the following shall be reimbursed to current and former members of the Board of Directors:

     a. the reasonable costs of conducting a defence against claims (also including claims by the Company) based on acts or failures to act in the exercise of their duties or any other duties currently or previously performed by them at the Company's request;

     b. any damages payable by them as a result of an act or failure to act as referred to under a;

     c. the reasonable costs of appearing in other legal proceedings in which they are involved as current or former members of the Board of Directors, with the exception of proceedings primarily aimed at pursuing a claim on their own behalf.

          There shall be no entitlement to reimbursement as referred to above if and to the extent that (i) a Dutch court has established in a final and conclusive decision that the act or failure to act of the person concerned may be characterised as wilful ("opzettelijk"), intentionally reckless ("bewust roekeloos") or seriously culpable ("ernstig verwijtbaar") conduct, unless Dutch law provides otherwise or this would, in view of the circumstances of the case, be unacceptable according to standards of reasonableness and fairness, or
          (ii) the costs or financial loss of the person concerned are covered by an insurance and the insurer has paid out the costs or financial loss. If and to the extent that it has been established by a Dutch court in a final and conclusive decision that the person concerned is not entitled to reimbursement as referred to above, he shall immediately repay the amount reimbursed by the Company. The Company may request that the person concerned provide security for his repayment obligation. The Company may take out liability insurance for the benefit of the persons concerned. The Board of Directors may by agreement or otherwise give further implementation to the above.

19.10.The appointment of a Director in itself does not constitute a labour agreement ("arbeidsovereenkomst") between the Director and the Company.

Annual resignation and dismissal.

Article 20.

20.1.All  Executive  Directors  shall  retire  each year at the Annual  General
     Meeting provided however that the effective time of the resignation shall be as soon as the resolution to appoint at least one Executive Director has become effective pursuant to Article 19, paragraph 5. All Non-Executive Directors shall retire each year at the Annual General Meeting provided however that the effective time of the resignation shall be as soon as the resolution to appoint at least one Non-Executive has become effective pursuant to Article 19, paragraph 5. Members of the Board of Directors are eligible for immediate reappointment, subject to the provisions of Article 19.

20.2.The General Meeting may at any time remove or suspend any member of the Board of Directors. The resolution referred to in the preceding sentence shall state the reasons therefor.

Chairman of the Board of Directors.

Article 21.

21.1.The Board of Directors shall appoint one of its members to be its Chairman for such period as the Board of Directors may decide.

21.2.The Board of Directors may appoint one or more of its members as Vice-Chairman of the Board of Directors for such period as the Board of Directors may decide. If the Chairman is absent or unwilling to take the chair, a Vice-Chairman shall be entrusted with such of the duties of the Chairman entrusted to him by these Articles of Association as the Board of Directors may decide.

21.3.If no Chairman has been appointed or if the Chairman is absent or unwilling to take the chair, a meeting of the Board of Directors shall be presided over by a Vice-Chairman or in the event of his absence or unwillingness to take the chair, by a member of the Board of Directors or another person present designated for such purpose by the meeting.

Meetings.

Article 22.

22.1.Meetings of the Board of Directors may be called at any time, either by one or more members of the Board of Directors or, on his or their instructions, by a Secretary .

22.2.The  Secretaries  may attend the meetings of the Board of  Directors.  The
     Board of Directors may decide to permit others to attend a meeting as well.

Powers, restrictions.

Article 23.

23.1.The Board of Directors shall be entrusted with the management of the Company and shall for such purpose have all the powers within the limits of the law that are not granted by these Articles of Association to others.

23.2.The Board of Directors may entrust the Group Chief Executive with the operational management of the Company and the business enterprise connected therewith. The Board of Directors may entrust the Group Chief Executive furthermore with the preparation of the decision making process of the Board of Directors and the implementation of the decisions taken by the Board of Directors to the extent that the Board of Directors has not instructed a committee to do so or has not decided otherwise. For the purposes of this paragraph, paragraph 3 and paragraph 6, if no Group Chief Executive is appointed these powers shall be exercised and these duties shall be fulfilled by the Executive Directors jointly.

23.3.The Group Chief  Executive  shall  determine  which duties  regarding  the
     operational   management  of  the  Company  and  the  business  enterprises connected therewith will be carried out under his responsibility by one or more other Executive Directors or by one or more other persons.

23.4.The Non-Executive Directors shall supervise the policy and the fulfilment of duties of the Group Chief Executive or of the Executive Directors, respectively, and the general affairs of the Company and they shall be furthermore entrusted with such duties as are and shall be determined by or pursuant to these Articles of Association.

23.5.The Board of Directors may establish such committees as it may deem necessary which committees may consist of one or more members of the Board of Directors or of other persons. The Board of Directors appoints the members of each committee and determines the tasks of each committee. The Board of Directors may at any time change the duties and the composition of each committee.

23.6.Timely the Group Chief Executive shall provide the Non-Executive Directors with all information which is required for the exercise of their duties.

23.7.Without prejudice to its other powers and duties, the Board of Directors is authorised to raise money by issues of notes, to dispose of interests in companies and business enterprises and to enter into transactions:

     a. in respect of a subscription for shares imposing special obligations upon the Company;

     b. concerning the acquisition of shares upon terms differing from those upon which membership in the Company is offered to the public;

     c. having for their object to secure some advantage to one of the founders of the Company or to a third party concerned in its formation;

     d. relative to payments upon shares other than in cash, without being subject to any restriction in this respect.

23.8.In the event of the absence or inability to act of one or more members of the Board of Directors, the powers of the Board of Directors remain intact. In the event of the absence or inability to act of all members of the Board of Directors, the Secretaries, acting jointly, or the only Secretary in office, shall temporarily be responsible for the management of the Company until the vacancies have been filled.

     In the event of the absence or inability to act of all members of the Board of Directors the Secretaries or the only Secretary in office will as soon as possible take the necessary measures required for a permanent solution.

Representation.

Article 24.

24.1.The Board of Directors shall represent the Company.

24.2.The Company shall also be represented by the Group Chief Executive (if appointed) as well as by two other Executive Directors acting jointly. In addition, except in the case of representation by virtue of a special power of attorney and in the cases mentioned in paragraph 5 of this Article and in Article 9, paragraph 5, the Company shall be represented either by an Executive Director together with a Secretary or an attorney or by two Secretaries or by one Secretary together with an attorney or by two attorneys, in the last case subject to the limitations imposed upon the powers of any such attorneys on or after their appointment.

     The Board of Directors shall have the power, without prejudice to its responsibility, to cause the Company to be represented by one or more attorneys. These attorneys shall have such powers as shall be assigned to them on or after their appointment and in conformity with these Articles of Association, by the Board of Directors.

     The Non-Executive Directors have no power to represent the Company.

24.3.The signing of mantles of share certificates, extracts from the register referred to in Article 11 hereof and notes issued by the Company may be effected by stamping or printing in facsimile the signatures of those who are authorised by virtue of these Articles of Association to represent the Company for such purpose.

24.4.A document which persons, solely or jointly empowered to represent the Company in pursuance of paragraph 2 hereof, have signed as a certified true copy of or extract from the minutes of a General Meeting, of a meeting of holders of a class of shares or of a meeting of the Board of Directors shall as between the Company and third parties be proof of a valid resolution by such meetings in accordance with the contents of such copy or extract.

24.5.If the Company is a shareholder, supervisory director or director of another corporate body, it may also be represented as such at meetings of shareholders, supervisory directors or the board of such corporate body by one Executive Director authorised for this purpose by the Board of Directors.

24.6.If an Executive Director is acting in his personal capacity when entering into an agreement with the Company or when conducting any litigation against the Company, the Company may be represented, with due observance of the provisions of paragraph 2 hereof by the other Executive Directors, unless the General Meeting appoints another person for that purpose to represent the Company. In the event that an Executive Director has a conflict of interest vis-a-vis the Company in any other manner than as described in the first sentence of this paragraph, every Executive Director, subject to the provisions of paragraph 2 hereof, shall have power to represent the Company.

Secretaries.

Article 25.

25.1.The Board of Directors may appoint one or more Secretaries from outside its members.

25.2.A Secretary shall have such powers as are assigned to him by these Articles of Association and, subject to these Articles of Association, by the Board of Directors on or after his appointment.

25.3.A Secretary may be removed from office at any time by the Board of Directors.

Regulations.

Article 26.

26.1.With due observance of these Articles of Association the Board of Directors may adopt one or more sets of regulations dealing with such matters as its internal organisation, the manner in which decisions are taken, the composition, the duties and organisation of committees and any other matters concerning the Board of Directors, the Group Chief Executive (if appointed), the Executive Directors and the committees established by the Board of Directors.

26.2.Regulations dealing with matters concerning General Meetings will be placed on the Company's website.

Section VII

Meetings of holders of a class of shares.

Article 27.

The provisions of the Articles 28 to 33 inclusive and of Article 35 hereof relating to the General Meeting shall, save in so far as is otherwise expressed or follows from the meaning of the relevant provision, apply correspondingly to the meeting of holders of preference shares, to the meeting of holders of preference shares of a particular class and the meeting of ordinary shareholders and - subject to the provisions of Article 36 hereof - to the meeting of the holders of ordinary shares of four hundred and twenty-eight euro and fifty-seven eurocent (EUR 428.57) each numbered 1 to 2,400 inclusive.

Place of meetings. Convocation. Registration date.

Article 28.

28.1.The General Meetings shall be held at Rotterdam,  Vlaardingen,  The Hague,
     Utrecht, Amsterdam or Haarlemmermeer at such time and place as the Board of Directors shall decide.

28.2.The notice convening a General Meeting shall be issued by or on behalf of the Board of Directors in the manner as referred to in Article 33 hereof. At least fourteen days notice shall be given, not counting the day of issuing the notice and the day of the meeting, and such notice shall be given at least ten days before the registration date as referred to in
     Article 29, paragraph 4 hereof if the Board of Directors establishes such a date.

28.3.The notice shall state which requirements shareholders and holders of depositary receipts for shares must meet under the provisions of Article 29 hereof, in order that they may attend the General Meeting or be represented thereat by proxy and that they may exercise their rights.

28.4.The notice shall furthermore contain the agenda for the meeting or - except in the case of a proposal to amend the Articles of Association - shall state that the agenda is available for inspection by shareholders and by holders of depositary receipts for shares at the Company's registered office.

28.5.Proposals by  shareholders  or holders of  depositary  receipts for shares shall be put on the agenda only if they have been lodged in writing with the Board of Directors by one or more shareholders or holders of depositary receipts for shares who alone or together represent at least one-hundredth of the issued capital or who represent the market value in shares as set in respect thereto by or pursuant to the law on a date not later than the sixtieth day before the day of the meeting and provided that there is not an important interest of the Company at stake which prohibits that such proposal is put on the agenda. Such written request may be submitted electronically subject to a regulation adopted by the Board of Directors. For this purpose, holders of shares which do not form part of a collective depot or the giro depot shall at the same time state the numbers of the share certificates and/or of the bookings for the shares held by them and holders of shares who are entitled as a participant to a collective depot shall deliver a written statement from the affiliated institution confirming that the number of shares mentioned in the statement forms part of a collective depot and that the person mentioned in the statement is a participant for the portion of the issued share capital or the market value mentioned in the statement on the day on which proposals are lodged in writing with the Board of Directors, or by other means to the satisfaction of the Board of Directors. The provisions of the preceding sentence shall correspondingly apply to depositary receipts for shares and to holders of depositary receipts for shares.

Admittance to a General Meeting.

Article 29.

29.1.Without prejudice to the provisions of Article 8 hereof, any person who at the date of a General Meeting is a shareholder or a holder of a depositary receipt for a share and in respect of whom the requirements set out in paragraph 3 or in paragraph 4 hereof have been met shall be entitled either in person or by proxy appointed in writing:

     a.   to attend and speak at such meeting;

     b. to the extent a voting right in respect of the share accrues to him by virtue of the law: to exercise such voting right at the General Meeting.

          The Board of Directors may resolve that each person authorised to attend a General Meeting may, either in person or by written proxy, by electronic means of communication directly take note of the business transacted at a General Meeting. The Board of Directors may resolve that each person authorised to attend and to vote at a General Meeting may, either in person or by written proxy, vote at that meeting by electronic means of communication. For that purpose it must be secured that such person can be identified through the electronic means of communication, that such person can directly take note of the business transacted at the General Meeting concerned and that such person can exercise his voting rights. The Board of Directors may attach conditions to the use of the electronic means of communication, which conditions shall be announced at the convocation of the General Meeting and shall be posted on the Company's website.

29.2.Besides the persons mentioned in paragraph 1 hereof, only members of the Board of Directors and the Secretaries and persons whom the meeting or its chairman may admit shall be entitled to attend the meeting, as well as - in the General Meeting that resolves on adoption of the Annual Accounts - the auditor to whom the instruction is given to render a statement with respect to the Company's financial accounting documents.

29.3.Shareholders intending to attend the General Meeting shall:

     a. in order to be able to exercise the powers mentioned in paragraph 1 hereof in respect of a share which does not form part of a collective depot or the giro depot - notify the Company in writing of their intention by the time and at the place mentioned in the notice, either stating the number of the share certificate or of the booking for the said share, or using a form to be furnished for this purpose by or on behalf of the Company, or in such other manner as mentioned in the notice;

     b. in order to be able to exercise the powers mentioned in paragraph 1 hereof as participant in a collective depot: deliver at the office of the Company or at such other place as mentioned in the notice of meeting either a written statement by an affiliated institution confirming that the number of shares mentioned in the statement forms part of a collective depot and that the person mentioned in the statement is a participant for the number of shares mentioned and shall remain a participant until the meeting has ended or give notice in such other manner as the Board of Directors may determine.

          The time mentioned in (a) and (b) above shall not be later than the third day prior to the date of the meeting nor earlier than the day prior to the date of the meeting determined by the Board of Directors with due observance of the statutory provisions.

29.4.The Board of Directors may determine that persons authorised to attend a General Meeting or persons authorised to attend and to vote at a General Meeting shall be those persons who as such have been registered in one or more register or registers designated for that purpose by the Board of Directors at a time designated for that purpose by the Board of Directors, irrespective of whom at the time of the General Meeting would have been a person authorised to attend a General Meeting or a person authorised to attend and to vote at a General Meeting if a registration date referred to in this paragraph would not have been established. The convocation to attend a General Meeting shall mention the registration time as well as the manner in which persons authorised to attend a General Meeting and persons authorised to attend and to vote at a General Meeting can register themselves and exercise their rights. The registration date may not be fixed earlier than the thirtieth day before the date of the General Meeting and not later than the date determined by the Board of Directors as referred to in paragraph 3.

29.5.In the event that the powers mentioned in paragraph 1 will be exercised by a proxy authorised in writing, then in addition to the notification - if and when it applies with due observance of the provisions of paragraph 4 hereof - the proxy must have been received by the Company by not later than the date determined by the Board of Directors as referred to in paragraph
     3. A proxy may exercise the powers mentioned in paragraph 1 hereof only (i) for shares in respect whereof the numbers of the share certificates or of the bookings are specified in the instrument of proxy, unless his instrument of proxy is on a form furnished for this purpose by or on behalf of the Company and (ii) for the number of shares that is mentioned in the notification made in accordance with paragraph 3 under b. The requirement that a power of attorney (proxy) must be in writing is satisfied when the power of attorney is recorded electronically.

29.6.The provisions of paragraphs 3 and 5 hereof shall apply correspondingly to depositary receipts for shares and to the holders of such depositary receipts for shares.

Number of votes.

Article 30.

The person who is authorised by virtue of these Articles of Association to exercise the voting right attaching to one or more shares at the General Meeting may cast as many votes in respect of his shares as the number of complete times the nominal value of the smallest share is comprised in the total nominal amount of his shares.

Chairman, minutes.

Article 31.

31.1.The Chairman of the Board of Directors shall preside at General  Meetings.
     If no Chairman of the Board of Directors has been appointed and also if the Chairman is absent or unwilling to take the chair, the General Meeting shall, subject to the provisions of Article 21, paragraph 2 hereof in respect of a Vice-Chairman, be presided over by such other member of the Board of Directors or such other person, whether a shareholder or not, as the Board of Directors may determine. If at a meeting no person is present who can act as the Chairman of that meeting in accordance or pursuant to these Articles of Association, then one of the shareholders present shall be charged by the meeting to take the chair of that meeting.

31.2.The minutes of the General Meeting - unless the business transacted thereat is recorded by a notary - shall be taken by a person to be designated for this purpose by the Board of Directors. The minutes shall include the full text of the resolutions adopted by the General Meeting and, at the request of a person who was entitled to address the meeting, the concise content of what he said, and further all that which the Chairman of the meeting may deem necessary. The minutes shall be finally settled and signed by the Chairman of the meeting and by the person referred to in the first sentence of this paragraph.

Resolutions.

Article 32.

32.1.All resolutions by a General Meeting shall, except where the law or these Articles of Association otherwise provide, be passed by an absolute majority of the votes cast. Withheld or invalid votes shall not count.

32.2.The Chairman of the meeting determines the method of voting.

32.3.In the event of an equality of votes concerning persons, lots shall be drawn; in the case of other matters than persons the resolution shall be deemed to have been rejected.

32.4.To the extent that the Board of Directors  makes use of the  provisions of
     Article 29, paragraph 4 with respect to a registration date the Board of Directors may resolve that persons authorised to attend and to vote at a General Meeting may, within a period prior to the General Meeting to be set by the Board of Directors, which period cannot begin prior to the registration date as meant in Article 29, paragraph 4, cast their votes electronically in a manner to be resolved by the Board of Directors. Votes cast in accordance with the previous sentence are equal to votes cast at the General Meeting.

Notices, notifications and announcements.

Article 33.

All notices by the Company shall be published in at least two Dutch daily newspapers to be selected by the Board of Directors. The Board of Directors may, subject to the regulations of stock exchanges where shares in the Company are listed, resolve that the publications as referred to in the previous sentence are replaced by an announcement on the Company's website, which announcement must be permanently and directly accessible until the General Meeting. Other notifications and announcements by the Company shall be made in the manner determined by the Board of Directors.

The provisions of this article shall apply save in so far as otherwise provided in these Articles of Association and without prejudice to any additional, legal or regulatory publication requirements.

Annual General Meeting.

Article 34.

34.1.The  General  Meetings  shall  be  distinguished  between  Annual  General
     Meetings and extraordinary General Meetings and shall be convened by the Board of Directors.

34.2.The Annual General Meeting shall be held not later than the month of June.

34.3.The agenda for the Annual General Meeting shall in any case include the following items:

     a. consideration of the Annual Report submitted by the Board of Directors including a separate chapter as meant in the code referred to in section 2:391, paragraph 5 of the Civil Code;

     b. adoption of the Annual Accounts drawn up by the Board of Directors, which Annual Accounts include the appropriation of the profit realised in the preceding financial year, subject to the provisions of Article 38 hereof;

     c.   the  granting  of  discharge  to  the  Executive   Directors  for  the
          fulfilment of their task in the preceding financial year;

     d. the granting of discharge to the Non-Executive Directors for the fulfilment of their task in the preceding financial year;

     e.   appointment of Executive Directors and Non-Executive Directors;

     f. appointment of one or more experts charged with the auditing of the Annual Accounts for the current year or charged with rendering a
          statement   with  respect  to  the  Company's   financial   accounting
          documents;

     g. consideration of the other items on the agenda referred to in Article 28 hereof.

Extraordinary General Meetings.

Article 35.

Extraordinary General Meetings shall be held whenever the Board of Directors so decides or at the request by one or more shareholders and holders of depositary receipts for shares together representing at least one-tenth of the issued capital who make a request to that effect in writing to the Board of Directors, specifying the resolutions which they wish to be considered. The provisions of the second sentence of Article 28, paragraph 5 shall hereby apply correspondingly.

Meetings of holders of ordinary shares numbered 1 to 2,400 inclusive.

Article 36.

The following special arrangements shall apply to meetings of the holders of the ordinary shares of four hundred and twenty-eight euro and fifty-seven eurocent (EUR 428.57) each numbered 1 to 2,400 inclusive:

a. meetings of the holders of these shares may be convened by notice sent out at least seven days - in cases of urgency five days - prior to the date of the meeting;

b. such meetings shall be held at the place mentioned in the convocation and shall themselves provide for their conduct and for the taking of minutes of the business transacted thereat;

c. the agenda of the business to be dealt with at such meetings need not be included in the notice, nor have been made available for inspection in the manner provided in Article 28, paragraph 4, hereof;

d.   such meetings may also be called by any holder of one or more such shares;

e. if all the holders of such shares are present or represented thereat such meeting, even in case it has not been convened in accordance with the relative provisions of these Articles of Association, shall, with the approval of all present, be deemed to have been validly convened.

Section VIII

Financial year, Annual Accounts.

Article 37.

37.1.The financial year of the Company is the calendar year.

37.2.If by virtue of the agreement referred to in Article 2 hereof any claim against or liability towards Unilever PLC arises for the Company as a result of the declaration of the dividends to be distributed for the financial year by the Company and by Unilever PLC, such claim or liability shall be credited or debited as the case may be to the Company's Profit and Loss Account for that financial year.

37.3.The Company shall make the Annual Accounts, the Annual Report, the declaration issued by the auditor as well as the other financial accounting documents that the Company must make available pursuant to statutory regulations, available within the periods prescribed by the law and in the manner prescribed by the law.

37.4.Adoption of the Annual Accounts shall be made by the General Meeting.

Allocation of profits.

Article 38.

38.1.The profit shown by the adopted Annual Accounts for the preceding financial year shall, after the reserves which have to be kept by virtue of the law or the agreement referred to in Article 2 hereof have where necessary been provided therefrom and losses not yet covered from previous years have been made good and after the reserves deemed necessary by the Board of Directors have been provided, be applied as follows.

38.2.Firstly, to the holders of the 7% cumprefs, 6% cumprefs and 4% cumprefs shall be paid a dividend of seven per cent, six per cent and four per cent, respectively calculated on the basis of the original nominal value of their shares in Dutch guilder, being a nominal value of one thousand Dutch guilder (NLG 1,000) for the 7% cumprefs, a nominal value of one thousand Dutch guilder (NLG 1,000) for the 6% cumprefs and a nominal value of one hundred Dutch guilder (NLG 100) for the 4% cumprefs. For the purposes of this calculation, the nominal value originally in Dutch guilder will be converted into euro at the official conversion rate.

38.3.If the amount of the profit remaining after application of paragraph 1 hereof is not sufficient to implement in full the provisions of paragraph 2 hereof, such amount shall be distributed among the holders of the 7% cumprefs, 6% cumprefs and 4% cumprefs in such manner that the percentages of dividend payable on the 7% cumprefs, 6% cumprefs and 4% cumprefs shall be in the ratio of seven to six to four.

38.4.In the event mentioned in paragraph 3 hereof, the deficit shall be made good in subsequent years, provided always that the profits of subsequent years remaining after implementation of the provisions of paragraphs 1 and 2 hereof in respect of such profits shall first be applied in making good the arrears in the dividends for previous years so that, if insufficient profit remains to make good these arrears, the percentages of dividend paid in order to make good the arrears of dividend on the 7% cumprefs, 6% cumprefs and 4% cumprefs shall be in the ratio of seven to six to four.

     38.5.The profits remaining after the provisions of the preceding paragraphs have been applied shall be distributed to the holders of the ordinary shares in proportion to the nominal value of their respective holdings of ordinary shares.

Interim distributions.

Article 39.

The Board of Directors may resolve to make an interim distribution on shares in so far as an interim statement of assets and liabilities shows that the Company's capital and reserves are higher than the sum of the paid-up and called capital plus the reserves which have to be kept by virtue of the law or these Articles of Association.

Distribution in the form of shares.

Article 40.

Resolutions to make a distribution in whole or in part by issuing shares in the capital of the Company may be passed only by the corporate body authorised to resolve on the distribution, without prejudice to the powers that might be vested in another corporate body with regard to the issue of shares not yet issued.

Payment of distributions.

Article 41.

41.1.The Board of Directors shall determine the place or places where a distribution is obtainable. At least one place in the Netherlands shall be designated for this purpose for all classes of shares, except for shares for which a share certificate has been issued.

41.2.If, as regards the latter shares, a cash dividend is made obtainable only outside the Netherlands, the payment shall be made on these shares in the currency of the country concerned calculated at the Euro foreign exchange reference rates as published by the European Central Bank or at another rate of exchange to be determined by the Board of Directors in the event that such rate of exchange is not available at the date on which such distribution is resolved upon. If and to the extent that on the first day on which the distribution is obtainable the Company, in consequence of Government action, war or other exceptional circumstances beyond its control, is unable to make payment at the place designated outside the Netherlands or in the foreign currency, the Board of Directors may to that extent designate one or more places in the Netherlands instead, in which event the provisions of the preceding sentence hereof shall to that extent no longer apply.

41.3.The Board of Directors shall determine the date from which a distribution is obtainable. Different dates may be set in respect of the ordinary shares or the various classes of preference shares and in respect of registered shares for which share certificates are outstanding, shares for which bookings as referred to in Article 11 hereof have been recorded in the share register or shares which form part of a collective depot or the giro depot.

41.4.In respect of a distribution on a share, for which a share certificate is outstanding or for which a booking as mentioned in Article 11 hereof has been recorded in the share register, the Company shall be released as against the person entitled thereto by placing whatsoever is obtainable at the disposal of or dealing therewith as instructed by the person in whose name the share is recorded at the time fixed for such purpose by the Board of Directors. Different times may be fixed for the two categories mentioned in this paragraph.

41.5.Any resolution to make a distribution, and the places and times mentioned in this Article shall be made known in such manner as the Board of Directors may consider appropriate.

41.6.In the event of any right being granted to shareholders, not consisting of a distribution out of profits or out of the liquidation balance and not included among the powers described in Article 29 hereof, the provisions of the foregoing paragraphs hereof shall apply thereto correspondingly.

Loss of rights.

Article 42.

42.1.The right to a cash distribution shall lapse and the amount concerned be credited to the Company's Profit and Loss Account if such amount has not been collected five years after the first day on which it was obtainable.

42.2.If a distribution is made by issuing ordinary shares in the Company's capital, any shares not claimed by the person entitled thereto five years after the first day on which they were obtainable may be converted into money by the Company on his account. The right to the proceeds shall lapse and such proceeds be credited to the Company's Profit and Loss Account if they have not been collected by the person entitled thereto twenty years after the first day on which the shares were obtainable.

Section IX

Alteration of the Articles of Association and winding up.

Article 43.

43.1.Without prejudice to the provisions of Article 44 hereof, resolutions by the General Meeting to alter these Articles of Association shall be valid only if proposed by the Board of Directors.

     A proposal of the Board of Directors to alter Article 19 paragraphs 5 and 6 requires the prior approval of the meeting of the holders of the ordinary shares numbered 1 to 2,400 inclusive.

43.2.Resolutions to alter these Articles of Association which would prejudice the rights of the holders of the 7% cumprefs, 6% cumprefs or 4% cumprefs under these Articles of Association shall require the approval of the meeting of the holders of the preference shares concerned given by at least three-fourths of the votes cast at such meeting.

43.3.The provisions of paragraph 2 hereof shall not apply to a resolution to alter these Articles of Association relating to a reduction of the Company's issued capital in the event of the repayment of the 4% cumprefs as provided in Article 5 hereof.

Alteration of the agreement referred to in Article 2.

Article 44.

44.1.Resolutions to alter or terminate the agreement referred to in Article 2 hereof shall be valid only if passed by the General Meeting upon a proposal by the Board of Directors. Such resolutions shall require the approval of the holders of ordinary shares, given by majority vote at a meeting of such holders at which at least one-half of the total issued ordinary capital of the Company is represented. If the resolution proposed relates to an alteration of the said agreement which would prejudice the interests of the holders of preference shares under the said agreement, or to the termination of the agreement, then such resolution shall also require the approval of the holders of preference shares given by at least three-fourths of the votes cast at a meeting of such holders at which not less than two-thirds of the total issued preference capital of the Company is represented.

44.2.If at any meeting as referred to in paragraph 1 hereof the capital prescribed therein should not be represented, a new meeting shall be convened, to be held within three months thereafter. The provisions of paragraph 1 hereof shall apply correspondingly to this new meeting, except that such new meeting may give the approval referred to therein regardless of the capital represented thereat.

Dissolution.

Article 45.

45.1.The resolution to dissolve the Company shall be valid only if proposed by the Board of Directors and if carried at the General Meeting by at least three-fourths of the votes cast thereat.

45.2.On the dissolution of the Company, the liquidation shall be carried out by the Board of Directors, unless otherwise resolved by the General Meeting.

45.3.The provisions of these Articles of Association shall continue in force as far as possible during the liquidation.

45.4.The resolution to dissolve the Company shall also set the remuneration of the liquidators.

45.5.The liquidation balance after payment of all liabilities and charges shall, subject to the relevant statutory regulations, be applied in the first place in paying off the 7% cumprefs, 6% cumprefs and 4% cumprefs both as to capital and arrears of dividend. Capital as meant in the preceding sentence is defined as the original nominal value mentioned in Article 38, paragraph 2 converted into euro at the official conversion rate.

45.6.If the liquidation balance does not permit of such payment, the balance available shall be applied in the first place in making good any arrears of dividend on the 7% cumprefs, 6% cumprefs and 4% cumprefs and, if insufficient for making good such arrears, it shall be applied as provided in Article 38, paragraph 4, hereof. Any balance remaining thereafter shall be distributed among the holders of the 7% cumprefs, 6% cumprefs and 4% cumprefs pro rata to the original nominal value mentioned in Article 38, paragraph 2 converted into euro at the official conversion rate.

45.7.Whatever remains after the provisions of paragraphs 5 and 6 have been applied shall be distributed to the holders of the ordinary shares in proportion to their respective holdings of ordinary shares.

Section X

Transitional provisions.

Article 46.

46.1.In connection with the alteration of the Articles of Association which took effect on the tenth day of May one thousand nine hundred and ninety-nine, the ordinary shares with a nominal value of one Dutch guilder (NLG 1) as then stated in the Articles of Association held by each shareholder have been converted into such number of ordinary shares with a nominal value of one Dutch guilder and twelve cents (NLG 1.12) as then stated in the Articles of Association, as results from multiplying the total number of ordinary shares of one Dutch guilder (NLG 1) as stated in the Articles of Association prior to such alteration of the Articles of Association held by such shareholder with one hundred/one hundred twelfth. A possible fraction of one ordinary share of one Dutch guilder and twelve cents (NLG 1.12) as then stated in the Articles of Association resulting from this multiplication has been converted into one or more subshares of ordinary shares of one Dutch guilder and twelve cents (NLG 1.12) as then stated in the Articles of Association, hereafter called "Scrips", of one cent (NLG 0.01) as then stated in the Articles of Association, with if necessary a rounding upward to a full Scrip.

     In connection with an alteration of the Articles of Association which has become effective on the twenty-second day of May two thousand and six, a Scrip shall be deemed to be a subshare entitled to three/one hundred and twelfth (3/112) part of one (1) ordinary share with a nominal value of sixteen eurocent (EUR 0.16) each.

46.2.As long as Scrips are outstanding as a consequence of conversion of ordinary shares as provided in this Article, the following provisions apply.

46.3.The Scrips are to bearer. Only bearer certificates will be issued for the Scrips, together with a dividend sheet, not consisting of separate dividend coupons.

46.4.Notwithstanding the provisions of paragraph 3 , the provisions of Title 4 of Book 2 of the Dutch Civil Code on shares and shareholders apply accordingly to Scrips and holders of Scrips, to the extent not stipulated otherwise in those provisions.

46.5.The provisions of these Articles of Association on ordinary shares respectively on holders of such shares apply accordingly to Scrips and holders of Scrips, to the extent those provisions and the paragraphs 6, 7 and 8 hereafter do not stipulate otherwise.

46.6.The holder of a Scrip can not elect to register the Scrip in his name. The
     Board of Directors may determine that a Scrip, whether or not temporarily, shall be in registered form.

46.7.Every holder of a Scrip is entitled to three/one hundred and twelfth
     (3/112) of the (interim) dividend and any other distribution to which the holder of an ordinary share is entitled.

46.8.In the event the holder of a Scrip acquires such number of Scrips that he holds in total one hundred and twelve (112) or more Scrips, then, in deviation from what has been provided in Article 7, paragraph 6, each time one hundred and twelve (112) Scrips held by him are automatically converted in three ordinary shares with a nominal value of sixteen eurocent (EUR 0.16) each, for which the Company shall enter the holder of these shares in the share register, unless that shareholder elects for a direct transfer for incorporation in a collective depot. Certificates to bearer of Scrips which will then be converted have to be delivered to the Company. The Company may charge costs for conversion.

Article 47.

47.1.The share certificates issued before the tenth day of May one thousand nine hundred and ninety-nine according to Model B for ordinary shares with a nominal value of one Dutch guilder (NLG 1) as then stated in the Articles of Association had to be exchanged after the alteration to the Articles of Association which took effect on the tenth day of May one thousand nine hundred and ninety-nine by the relevant shareholder for share certificates according to Model B of ordinary shares with a nominal value of one Dutch guilder and twelve cents (NLG 1.12) as stated in the Articles of Association following such alteration of the Articles of Association by applying the calculation set forth in Article 46, paragraph 1. In connection with the split of one ordinary share into three ordinary shares of nominal value sixteen eurocent (EUR 0.16) each, the share certificates according to Model B which have not been exchanged on the twenty-second day of May two thousand and six are since that date deemed to be share certificates according to Model B with a nominal value of sixteen eurocent (EUR 0.16). The Company may charge costs for such exchange.

47.2.Contrary to the provision of paragraph 1 of this Article, every registered share certificate in respect of an ordinary share which is co-signed by the financial institution at that time designated and which is issued in pursuance of a version of these Articles of Association in force prior to the tenth day of May one thousand nine hundred and ninety-nine, will have to be returned to a financial institution designated by the Company, in exchange for which the shareholders will be directly registered in the New York share register of the Company maintained by the financial institution designated by the Company. Certificates of shares will only be issued to these shareholders at their request and the Company may charge costs for such issuing of certificates. In order to exercise rights attached to the registered shares in respect of which certificates have been issued which are co-signed by the financial institution at that time designated, after the thirtieth day of July one thousand nine hundred and ninety-nine, the holders of such shares will have to have exchanged these certificates for a direct registration in the New York share register of the Company maintained by the financial institution designated by the Company.

47.3.Every booking before the tenth day of May one thousand nine hundred and ninety-nine in the share register of ordinary shares of one Dutch guilder (NLG 1) will be deemed to be a registration of such number of ordinary shares with a nominal value of sixteen eurocent (EUR 0.16) as results from applying the calculation described in Article 46, paragraph 1. Scrips are not registered in the share register, unless the Board of Directors has determined that a Scrip, whether or not temporarily, shall be in registered form or that the provisions of Article 46, paragraph 8 are applicable.

47.4.Reference is made to the following transitional provision which forms part of the Articles of Association as from the thirteenth day of October nineteen hundred and ninety-seven: "In order to exercise rights attached to ordinary shares of four Dutch guilders each outstanding on the thirteenth day of October one thousand nine hundred and ninety-seven and in respect of which type A certificates have been issued, after the first day of March one thousand nine hundred and ninety-eight, the holders of such shares will have to have exchanged the type A share certificates into type B share certificates in respect of ordinary shares of one Dutch guilder (NLG 1)."

Article 48.

As a consequence of an alteration of the Articles of Association on the twenty-second day of May two thousand and six each ordinary share with a nominal value of forty-eight eurocent (EUR 0.48) is split into three ordinary shares with a nominal value of sixteen eurocent (EUR 0.16) each. Dematerialisation and split.

Article 49.

49.1.In connection with an alteration of the Articles of Association of the twenty-second day of May two thousand and six all shares, that is both the ordinary shares and the preference shares, shall be in registered form, notwithstanding the provisions of Article 46, paragraph 3. Shareholders, holders of a right of usufruct and holders of a right of pledge can no longer exercise the rights attached to their shares (or have their rights exercised), as long as they (a) have not been entered into the share register or (b) have not delivered their shares for incorporation in a collective depot to an affiliated institution, all of this subject to the provisions of Article 46, paragraph 3.

49.2.An entry in the share register and a delivery as meant in the preceding paragraph hereof can only take place against delivery of the relevant share certificates to the Company. After expiry of the financial year two thousand and six the Company may charge the cost for the registration in the share register as meant in this Article.

49.3.Share certificates for registered shares expressed in Dutch guilder must, unless Article 50 applies, be delivered to the Company and at the request of the shareholder concerned for these share certificates either, with due observance of Article 9, paragraph 1, share certificates can be issued with the appropriate nominal value expressed in euro or - if possible - a transfer shall take place for incorporation in a collective depot to an affiliated institution.

Registered share certificates.

Article 50.

Registered share certificates of type I and registered shares certificates for the ordinary shares of four hundred and twenty-eight euro and fifty-seven eurocent (EUR 428.57) each, numbered 1 to 2,400 inclusive, in existence before the coming into effect of the alteration of the Articles of Association of the sixteenth day of May two thousand and seven lapse and cease to be valid per that date, such in deviation from Article 9, paragraph 6.

Registered share certificates of type II in existence before the coming into effect of the alteration of the Articles of Association of the sixteenth day of May two thousand and seven are in these Articles of Association referred to as of that date as: share certificates.

The required ministerial declaration of no-objection was granted on the twelfth day of April two thousand and seven, number N.V. 37.326.

The ministerial declaration of no-objection and a document in evidence of the resolutions, referred to in the head of this deed, are attached to this deed.

In witness whereof the original of this deed which will be retained by me, notaris, is executed in Amsterdam, on the date first mentioned in the head of this deed.

Having conveyed the substance of the deed and given an explanation thereto and following the statement of the person appearing that he has taken note of the contents of the deed and agrees with the partial reading thereof, this deed is signed, immediately after reading those parts of the deed which the law requires to be read, by the person appearing, who is known to me, notaris, and by myself, notaris.